UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2008

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                        First Quarter results for 2008

BBVA increases net profit 14.9% to €1.44bn excluding non-recurrent items

The Group once again demonstrates the strength and recurrent nature of its results. Despite worldwide uncertainty and instability, it reported vigorous marketing, high levels of efficiency and profitability, low risk, adequate levels of capital and solid liquidity.

Ø Net attributable profit including non-recurrent items came to €1.95 billion –
similar to the first quarter of 2007 – with capital gains from the sale of
Bradesco (€509m). The latter amount was €187m less than the capital gains obtained a year earlier

Ø Earnings per share (EPS) excluding non-recurrent items increased 9.6%, return on equity (ROE) stands at 25.2% and return on assets (ROA) is 1.24%. Including non-recurrent earnings, ROE is 27.4% and ROA is 1.35%. All business areas contributed to earnings

Ø A sharp rise in net interest income (up 22.4%) boosted operating profit 14.9%
(21.6% in constant euros)

Ø Efficiency (measured by the cost/income ratio), including depreciation but without Compass, stands at 40.6%, improving from 41.9% at March 2007

Ø Loan-loss provisions are less than the fourth quarter of 2007. They include generic provisions generated by the increase in lending

Ø The non-performing loan ratio remains under control at 0.99% (0.89% in
December). The coverage ratio is 200% and total provisions now stand at €7.74 billion of which €5.71 billion is generic

Ø BBVA’s core capital rises to 6.3% (5.8% in December) and it still holds latent capital gains of nearly €3 billion

Ø The Spain & Portugal Area increased net attributable profit 18.0% to €698m, combining selective growth with prudent risk management

Ø Net attributable profit in the Wholesale Banking & Asset Management Area jumped 44.6% to €266m, supported by an excellent quarter in corporate and investment banking and a positive performance by the global markets unit

Ø Mexico lifted net attributable profit 25.9% in constant euros to €501m, with solid revenue growth and tight control of expenses thanks to the bank’s transformation plan

Ø The USA Area obtained net attributable profit of €84m. This was an increase of
12.6% in constant euros compared to the fourth quarter of 2007. The area's integration plan is on track. Excluding amortisation of intangibles, net attributable profit in the quarter came to €110m

Ø In the South America Area net attributable profit rose 19.4% in constant euros to €181m, with solid gains in revenues and a sharp increase in business

At the end of the first quarter of 2008, BBVA obtained net attributable profit, excluding non-recurrent items, of €1.44 billion. This was an increase of 14.9%
compared to the same period last year. The strength and recurrency of its earnings, combined with its edge in efficiency, profitability, risk management, capital adequacy and liquidity ratio, put the Group in an advantageous position compared to its main competitors. Furthermore this has been achieved in a context of global instability and uncertainty. Operating profit rose 14.9% with good performances by all business areas and the cost/income ratio (a measure of efficiency) improved further to 40.6% (excluding Compass), compared to 41.9% at the same point last year. The non-performing loan ratio remains low, at 0.99%, the coverage ratio stands at 200% and the core capital ratio is 6.3%. In summary
BBVA has started a difficult year by anticipating an uncertain scenario.
Nonetheless it was helped by its solid fundamentals and competitive advantages.
Moreover it was able to leverage its customer franchise and enviable positions in terms of capital and liquidity.

The first quarter of 2008 was a period of great uncertainty and instability in the markets and the international banking sector. Despite this environment the
BBVA Group once again demonstrated the recurrent nature and strength of its earnings. Vigorous marketing by the bank’s units boosted business volumes and net interest income, the main contributor to recurrent revenues. This in turn led to high levels of efficiency and profitability. Furthermore it showed that these achievements can be compatible with low risk, appropriate capital adequacy and solid liquidity.

All business areas performed positively in the first quarter:

1. Spain & Portugal presented an excellent performance thanks to its ability to anticipate circumstances and selective business growth.

2. Wholesale Banking & Asset Management outperformed its competitors thanks to a business model based on customers.

3. Mexico again demonstrated its strength as the top bank in that market.
4. South America made significant progress helped by the buoyant economic situation in that region.

5. The USA also reported a comparatively favourable performance despite the difficult economic and banking situation in that country.

The most relevant aspects of the Group’s performance in the first quarter are summarised below:
o Net attributable profit in the first quarter of 2008 came to €1,951m, which was similar to the €1,950m obtained in the same quarter last year.

o These amounts include a number of non-recurrent items. The first quarter of
2008 contains capital gains of €509m after tax on the divestment of the Group’s equity in Bradesco (a Brazilian bank). And the first quarter of 2007 included
€696m in capital gains on the sale of shares in Iberdrola. All subsequent remarks exclude these non-recurrent items unless otherwise stated because this will provide a better picture of the underlying performance.

o Therefore net attributable income excluding non-recurrent items came to
€1,442m, rising 14.9% compared to €1,254m a year earlier. Taking into consideration the results of the American subsidiaries, the increase would be
21.4%.

o Earnings per share (EPS) rose 9.6% year-on-year to €0.39 and ROE now stands at
25.2%. Both indicators were affected by the capital increase in September 2007.
ROA is 1.24%. After including non-recurrent items EPS is €0.53, ROE is 27.4% and
ROA comes to 1.35%.

o The most dynamic component of the Group’s revenues is net interest income, which grew 22.4% helped by higher volumes of business and an improvement in spreads. After including other revenues and deducting expenses, operating profit rose 14.9% to €2,700m (up 21.6% at constant exchange rates). Efficiency
(measured by the cost/income ratio) including depreciation, is 42.9% (40.6%
without Compass), compared to 42.4% a year earlier.

o Loan-loss provisions in the first quarter were slightly less than the fourth quarter of 2007 and they continue to include generic provisions associated with higher lending. There was no need for asset provisions linked to the instability in financial markets.

o Despite the current complex environment, the growth in lending proved compatible with a moderate NPL ratio, which rose to 0.99% during the quarter
(0.89% at 31-Dec-07 and 0.84% at 31-Mar-07). The coverage ratio is still high at
200%. The current level of coverage funds stands at €7,740m of which €5,708m is generic (€5,061m at 31-Mar-07).

o After payment of a third interim dividend of €0.152 per share (gross amount)
on 10th January and a final dividend of €0.277 on 10th April, the total dividend paid against 2007 earnings comes to €0.733 per share. This is 15.1% more than the amount paid against 2006 results.

o In reference to the Group’s capital base and following Basel II rules, at
31-Mar-08 core capital came to 6.3% (higher than the 5.8% at 31-Dec-07). Tier I capital is 7.8% and the BIS ratio is 12.9%.

o In addition, at the end of March the Group had latent capital gains of roughly
€3,000m in its portfolios of equity holdings in spite of divestments made in
2007 and 2008 and the recent downturn in the markets.

o In the first quarter Standard & Poor’s raised its long-term rating for BBVA from AA- to AA. Therefore over the last 12 months all the major agencies
(Moody’s, S&P and Fitch) have revised their BBVA ratings upwards.

o Regarding the information by business areas, the United States will be treated separately in view of its growing importance. Additionally, the organizational changes implemented at the end of 2007 have produced small variations between
Spain & Portugal and Wholesale Banking and Asset Management areas which are not significant.

o Once again the main source of revenue in Spain & Portugal was net interest income, which increased 13.9% compared to the first quarter of 2007, supported by higher volumes of business (lending was up 8.5%) and an improvement in spreads. Expenses increased only 1.6% (only 0.2% in the Spanish retail network)
and this led to new improvements in efficiency. Operating profit was up 14.0%
and net attributable profit rose 18.0% to €698m.

o Despite market turbulence during the quarter, Wholesale Banking & Asset
Management, with its business model based on customers, recorded strong increases in lending and in customer funds from corporate and investment banking. Once again this area generated high revenues. Operating profit for the quarter grew 31.4% year-on-year and net attributable profit jumped 44.6% to
€266m.

o Mexico recorded higher levels of business. Lending was up 28.4% (with a different product mix) and customer funds rose 14.1% in local currency. Together with action to defend spreads this increase boosted net interest income 13.4% at constant exchange rates. Other sources of income also contributed to ordinary revenues which grew 20.9% whereas expenses rose more slowly. Therefore the cost/income ratio improved once more, with operating profit rising 27.0% and net attributable profit up 25.9% to €501m at constant exchange rates.

o The United States Area increased business volume in the first quarter, contributing €181m to the Group’s operating profit and €84m to net attributable profit. At constant exchange rates the increase in operating profit was 13.6%
and net attributable profit rose 12.6%. In March BBVA received approval from the
US authorities to merge its four banks in that country. So far State National
Bank has been integrated with Compass Bank.

o In South America the strong growth in lending (up 27.8% at constant exchange rates) and customer funds (up 16.8%) boosted net interest income, whose growth accelerated to 39.2% at constant exchange rates. As a result operating profit rose 31.3%. After higher provisions linked to the rise in lending, net attributable profit increased 19.4% to €181m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 28 April 2008	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief Accounting Officer